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                                    EXHIBIT 2


Immediate Release:  8/9/96                    Contact:  Joe Hines (602) 266-6700

                         ZILA & BIO-DENTAL TECHNOLOGIES
                    SIGN DEFINITIVE AGREEMENT FOR ACQUISITION

Phoenix -- Zila, Inc. (NASDAQ: ZILA) announced it has signed a definitive agreement to acquire Bio-Dental Technologies Corporation (NASDAQ: BDTC), a national marketer of professional dental products. The principal terms of the agreement are the same as those contained in the previously announced letter of intent between the parties. An S-4 Registration Statement relating to the transaction will be filed shortly with the SEC. The acquisition is anticipated to involve the exchange of between .75 and .825 shares of Zila stock (subject to a formula based upon Zila's trading price) for each of Bio-Dental's approximately 6.5 million shares of outstanding stock. The acquisition will be structured to allow pooling-of-interest accounting. It is subject to normal closing conditions, including approval by Bio-Dental shareholders.

Zila Chairman Joseph Hines said, "The acquisition is expected to provide substantial benefit to shareholders of both companies, particularly in relation to the synergies between Zila's patented oral cancer detection system, OraTest(TM), and Bio-Dental's national dental sales and distribution organization and its proprietary intraoral camera and practice management software system." OraTest is pending approval by the U.S. Food & Drug Administration.

Bio-Dental President Curtis Rocca added, "OraTest is a unique product which we believe will help dentists and other health professionals make important strides in detecting oral cancer earlier. By designating Bio-Dental's dental product sales and distribution subsidiary, The Supply House, as the exclusive U.S. distributor for OraTest, that unit's market share and earnings potential should increase substantially." Rocca added, "Bio-Dental's return to profitability in the first quarter (ended June 30, 1996), coupled with our strengthened balance sheet and the elimination of long-term debt, leaves us very optimistic about the Company's current position and future prospects."

OraTest is a patented, inexpensive, highly accurate oral cancer detection system, presently used in Canada, England and Australia to examine patients at high risk of oral cancer -- those 40 and over who either use tobacco or drink heavily, are immunocompromised or have a history of upper aerodigestive cancer. It is also used to delineate sites for biopsy and surgery. Clinical studies have shown OraTest to be 100% sensitive for squamous cell carcinoma. OraTest has also proven to be an effective smoking cessation counseling tool.

Zila markets a growing line of non-prescription oral healthcare products, and is introducing OraTest in markets worldwide.

The information set forth in this press release includes forward-looking statements and references to potential future developments. Such statements and references are based upon certain assumptions, including, but not limited to, the closing of the Company's acquisition of Bio-Dental Technologies Corporation, FDA approval of OraTest and maintenance of Zila's trading price at or above levels specified in the definitive agreement.